Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended April 30,				Year ended January 31,
(dollars in millions)	2015		2014		2015		2014		2013		2012		2011

Earnings from continuing operations before income taxes	$160.7		$193.5		$737.5		$254.9		$643.6		$665.0		$547.4
Fixed charges, less capitalized interest	30.7		33.9		134.8		133.3		120.1		114.2		100.6
Total earnings as defined	$191.4		$227.4		$872.3		$388.2		$763.7		$779.2		$648.0

Fixed Charges:
Interest expense before capitalization of interest [a]	$11.6		$15.4		$58.9		$59.6		$55.1		$43.3		$48.3
Estimated interest portion of rent expense	19.6		18.9		76.9		74.5		65.5		71.6		52.3
Total fixed charges [b]	$31.2		$34.3		$135.8		$134.1		$120.6		$114.9		$100.6

Ratio of Earnings to Fixed Charges	6.1	x	6.6	x	6.4	x	2.9	x	6.3	x	6.8	x	6.4	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.